January 7, 2008

By EDGAR

Ms. Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. – Mail Stop 4561

Washington, D.C. 20549

Re:	Request for Extension of Response

A.D.A.M., Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed on March 27, 2007

Forms 8-K filed on May 9, August 7, and November 6, 2007

File No. 000-26962

Dear Ms. Collins:

On behalf of A.D.A.M., Inc. (the “Company”), I acknowledge receipt of your comment letter dated November 20, 2007 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006 and its current reports on Form 8-K filed on May 9, 2007, August 7, 2007 and November 6, 2007. The comment letter was received by the Company on December 6, 2007.

The Company is working to prepare the responses to the Comment Letter and to furnish the requested supplemental information to the Staff. Per my telephone call with Melissa Feider of the Staff, in light of the schedules of the Company’s financial reporting team, the Company will be delayed in furnishing its response to the Comment Letter. In order to thoroughly review the issues raised in the Comment Letter and to provide a full and complete response we will require additional time. Accordingly, as discussed with Ms. Feider, the Company expects that it will file all responses and furnish all information by January 14, 2008.

Very truly yours,

/s/ Mark Adams
Mark Adams
Chief Financial Officer